UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Xavier Zee
Chief Executive Officer
TGE Value Creative Solutions Corp
66 rue Jean-Jacques Rousseau
75001 Paris, France

Re: TGE Value Creative Solutions Corp
Registration Statement on Form S-1
Filed August 18, 2025
File No. 333-289690

Dear Xavier Zee:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 18, 2025

Cover page

1. We note in the summary dilution table you appear to have calculated the Difference between NTBV and Offering Price in a manner inconsistent with the Item. Please amend to revise the table to calculate the difference between the offering price and such net tangible book value per share; refer to Item 1602(a)(4) of Regulation S-K.
2. Where you first discuss the voting rights of the Class B ordinary shares, please revise to clearly state the different voting rights of the Class B and Class A ordinary shares, including the continuation of the company in a jurisdiction outside of the Cayman Islands as you disclose on page 46. Please also revise under the caption "Founder Shares" on page 13 and "Appointment of Directors; Voting" on page 16.
3. When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the determination of the number of shares issuable upon conversion of the founder shares under the anti-dilution

mechanism and the monthly payments to the sponsor or an affiliate for office space, utilities, secretarial and administrative support services. Ensure that you include the amounts of each form of compensation and securities issuance, and whether they may result in a material dilution of the purchasers' equity interests. Please also provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation S-K.

4. We note that you will have 24 months from the closing of this offering, or until such earlier liquidation date, to consummate an initial business combination. However, we also note your disclosure on page F-8 that you have 24 months from the closing of this offering (or 27 months from the closing of the Proposed Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the Proposed Public Offering). Please revise or advise. See Item 1602(a)(1) of Regulation S-K.

Prospectus Summary, page 1

5. We note your disclosure on page 7 and elsewhere that members of your management team (including your independent directors) may directly or indirectly own founder shares and/or private placement units following this offering. Please revise to disclose the persons who have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. In addition, please revise to clarify the identity of the controlling person(s) of the sponsor. See Item 1603(a)(7) of Regulation S-K.

6. Please revise to state both the amount and nature of compensation and the amount of securities and the price to be paid by each sponsor, sponsor affiliate and promoter. This information should be provided in tabular format, providing line items for each compensation item. Please also disclose, outside of the table, “the extent to which” compensation and securities may result in a material dilution of the purchasers’ equity interests and the anti-dilution adjustment of the founder shares inside the table. Please see to Item 1602(b)(6) of Regulation S-K.

7. Please revise your summary to describe any actual or potential material conflicts between the sponsor, its affiliates, or promoters, and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to compensation, the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, repayment of loans, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

8. We note your disclosure here and elsewhere that your management team has led the public offerings of AMTD Group, AMTD IDEA Group (NYSE: AMTD), AMTD Digital Inc. (NYSE: HKD), and the business combination between TGE and Black Spade Acquisition II Co. If your sponsor, its affiliates, promoters and management team have experience in organizing or are involved in any other special purpose

acquisition companies, please include the disclosure required by Item 1603(a)(3) of Regulation S-K. For any prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. Please see Item 1603(a)(3) of Regulation S-K.

9. Please explain the material roles and responsibilities of AMTD Group, if any, in directing and managing the company’s activities. We note disclosure on pages 1 and 93 given your affiliation with AMTD Group you intend to leverage AMTD’s full suite of capabilities — including its operational track record, investment expertise, and long-term capital base, and disclosure on page 122 regarding potential conflicts of interest. If you have any agreements with AMTD Group or other TGE entities, please disclose material terms and file them as exhibits. In addition, if AMTD Group has any direct or indirect material interest in the sponsor, please disclose the nature and amount thereof. Lastly, please include similar revisions in the business section. Refer to Items 1603(a)(4) and 1603(a)(7) of Regulation S-K.

10. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. Please also disclose whether security holders will have voting or redemption rights with respect to an extension. See Item 1602(b)(4) of Regulation S-K.

11. You state that your sponsor is an affiliate of The Generation Essentials Group. Please clarify your defined terms to establish what entity you refer to throughout your prospectus as "The Generation Essentials Group." In this regard, we note your disclosures on page 119. To the extent applicable, please also revise your disclosures in the Summary, and elsewhere in your prospectus as appropriate, to provide appropriate disclosures regarding The Generation Essentials Group, such as expanded disclosures regarding its roles and responsibilities, any compensation payable to it, and any actual or potential conflicts that may arise from your sponsor's connection with The Generation Essentials Group. See, for example, Items 1602(b)(6), 1602(b)(7), 1603(a)(3), and 1603(a)(4) of Regulation S-K.

12. Disclose the potential conflicts of interest arising from the ability to pursue an Affiliated Joint Acquisition opportunity.

Founder shares, page 13

13. We note your disclosure that in addition to your initial shareholders' founder shares, you would need 5,750,001, or 25% (assuming only the minimum number of shares representing a quorum are voted and the overallotment option is not exercised). Please explain to us this calculation, as we note, for example, that there are 5,750,000 initial founder shares. In addition, please revise your disclosure to clarify the amount of public shares that would need to be voted in favor of an initial business combination if only the number of shares representing a quorum are voted.

Anticipated expenses and funding sources, page 19

14. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K. In this regard, we note your disclosure on page 61 that you intend to target businesses with enterprise values that are greater than the net proceeds of this offering and the sale of the private placement warrants.

Risk Factors, page 31

15. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We may engage our underwriter or one of their respective affiliates to provide additional services..., page 55

16. Please expand this risk factor to also discuss the conflicts of interest risks arising from the underwriters' ownership of the private placement warrants.

Our warrant agreement will designate..., page 64

17. We note your disclosure on page 64 that the exclusive forum provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, we also note your disclosure on page 139 that the exclusive forum provision applies to claims under the Securities Act. Please revise to reconcile the inconsistency or advise.

Dilution, page 82

18. We note you did not provide a tabular presentation of dilution to public shareholders at quartile intervals based on the percentages of the maximum redemption threshold as required by Item 1602(c) of Regulation S-K. In addition, we note disclosure throughout your registration statement regarding redemptions at the time of your initial business combination that you may not redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please revise your tabular presentation of dilution to public shareholders to reflect the various redemption quartile intervals and consider the aforementioned redemption restriction in your determination of your maximum redemption threshold in your tabular dilution presentation.

19. Please expand your disclosure in connection with but outside the dilution table to describe each material potential source of future dilution. Your disclosure should address but not be limited to founder shares anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, fund raising through equity or convertible debt issuances, the exercise of the private placement warrants to be purchased simultaneously with the closing of this offering, and up to $2,000,000 of working capital loans that may be convertible into private placement warrants. Refer to Item 1602(c) of Regulation S-K.

Management, page 116

20. Please identify and provide disclosure regarding your significant employees who are not executive officers but who have made and/or are expected to make significant contributions to the business of the company. In this regard, we note Calvin Choi is identified as a founder and part of your management team. Please also clarify his role in the company. See Item 401(c) of Regulation S-K.

Principal Shareholders
Transfers of Founder Shares and Private Placement Warrants, page 126

21. Please disclose any circumstances or arrangements under which the sponsor, its affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities. Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. Also disclose the potential forfeiture of founder shares by the sponsor if the over-allotment option is not exercised. See Item 1603(a)(6) of Regulation S-K. In addition, if true, please add risk factor disclosure about risks that may arise from TGE SpiderNet Capital Group LLC otherwise being removed as sponsor before identifying and completing a business combination.

Notes to the financial statements, page F-7

22. Please tell us how you determined that your disclosure is compliant with the segment disclosures for single reportable segment entities under ASC 280-10-50 and ASU 2023-07, or revise your footnotes to include the applicable disclosures.

Note 2 - Summary of significant accounting policies
Warrant instruments, page F-11

23. We note your disclosure that the Public and Private Warrants will be classified as equity. It appears from your disclosure that should the warrants be held by someone other than the initial purchaser or their permitted transferees, the private warrants will be redeemable and exercisable by such holders on the same basis as the public warrants. Given the terms of the private warrants change based on the identity of the holder, provide us with your analysis under ASC 815-40 to support your proposed accounting treatment specifically addressing how you concluded private warrants meet the criteria for equity classification. As part of your analysis, please specifically address the tender offer provision, and explain whether you believe there

are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company. In that regard, please tell us your consideration of the terms of the tender or exchange offer provision on page 138 of the document.

General

24. Please describe the general character of the Sponsor's business, as required by Item 1603(a)(2) of Regulation S-K.

25. Disclose, in a tabular format to the extent practicable, any lock-up agreements or other restrictions on whether and when the sponsor and its affiliates may sell the SPAC's securities, including when such restrictions expire, the terms of any exceptions or early expiration provisions, and the natural persons and entities subject to such an agreement, arrangement, or understanding. See Item 1603(a)(9) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Shu Du, Esq.